--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                         MAGIC SOFTWARE ENTERPRISES LTD.
                              (Name of Registrant)


                    5 HaPlada Street, Or-Yehuda, Israel 60218
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]            Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. Registration Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552 and 333-132221.

                         MAGIC SOFTWARE ENTERPRISES LTD.


6-K Items

     1. Magic Software Enterprises Ltd. Form of Proxy Statement for Annual General Meeting to be held December 28, 2006.

     2.   Magic Software Enterprises Ltd. Form of Proxy Card.

                                                                          Item 1

                         MAGIC SOFTWARE ENTERPRISES LTD.
                    5 HaPlada Street, Or Yehuda 60218, Israel

                                November 22, 2006

                            -------------------------

              NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 28, 2006

Magic Software Enterprises Ltd. Shareholders:

     We cordially invite you to attend the Annual General Meeting of the Shareholders of Magic Software Enterprises Ltd., to be held at 10:00 a.m. (Israel time) on December 28, 2006, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

     1. To elect five directors for terms expiring at our 2007 Annual General Meeting of Shareholders;

     2. To elect one outside director for a term expiring at our 2009 Annual General Meeting of Shareholders;

     3. To approve the grant of a bonus to Mr. David Assia, the Chairman of our Board of Directors and acting Chief Executive Officer;

     4. To approve the terms of compensation of Mr. David Assia, the Chairman of our Board of Directors and acting Chief Executive Officer;

     5. To ratify the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2006; and

     6. To review and discuss our Auditor's Report and the Consolidated Financial Statements for the year ended December 31, 2005.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                            Sincerely,

                                            David Assia,
                                            Chairman

BY ORDER OF THE BOARD OF DIRECTORS
Amit Birk, Corporate Secretary
November 22, 2006

                         MAGIC SOFTWARE ENTERPRISES LTD.

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                   2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2006 Annual General Meeting of Shareholders, or the Meeting, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, December 28, 2006, at 10:00 a.m. at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

     This Proxy Statement, the attached Notice of 2006 Annual General Meeting and the enclosed Proxy Card, are being mailed to shareholders on or about November 22, 2006.

Purpose of the Annual General Meeting

     At the meeting, shareholders will be asked to vote upon the: (i) election of five directors for terms expiring at our 2007 Annual General Meeting of Shareholders; (ii) election of one outside director for a term expiring at our 2009 Annual General Meeting of Shareholders; (iii) approval of the grant of a bonus to Mr. David Assia, the Chairman of our Board of Directors and our acting Chief Executive Officer; (iv) approval of the terms of compensation of Mr. David Assia, the Chairman of our Board of Directors and our acting Chief Executive Officer; and (v) ratification of the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2006. In addition, our Auditor's Report and Consolidated Financial Statements for the year ended December 31, 2005 will be reviewed and discussed at the Meeting.

Proxy Procedure

     Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on November 20, 2006 are entitled to notice of, and to vote in person or by proxy at the Meeting.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

     Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon; however, they are counted for determining a quorum at the Meeting. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

     As of November 20, 2006, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 31,228,204 ordinary shares. Each ordinary share entitles the holder to one vote.

     The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.

     An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

     We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 50.02% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Our directors, other than the outside directors, are elected at each annual meeting of shareholders. We are presenting five nominees for election as directors at meeting: David Assia, Guy Bernstein, Gad Goldstein, Naamit Salomon and Yehezkel Zeira to hold office for one year until the 2007 Annual General Meeting and until their successors are elected and qualified. Each nominee, except Guy Bernstein, is currently serving as a member of our Board of Directors.

     We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event that any of such nominees would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be designated by the Board of Directors. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

     Under a recent amendment to the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Israeli Companies Law). In addition, under the Israeli Companies Law at least one of our outside directors must have "accounting and financial expertise." Our Board of Directors has determined that our Board of Directors will include at least one director who has "accounting and financial expertise" within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that Mr. Elan Penn, a member of our Board of Directors, who is an outside director and an audit committee member, has the requisite "accounting and financial expertise."

     In general, under NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, as of July 31, 2005, a majority of the board of directors of a NASDAQ-listed company must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission, or the SEC. However, a controlled company within the meaning of the NASDAQ Marketplace Rules, such as our company, is exempt from the NASDAQ requirement that a majority of the company's board of directors qualify as independent directors, as defined under the NASDAQ Marketplace Rules. We rely on the foregoing exemption and instead follow Israeli law and practice, which requires that we appoint at least two outside directors within the meaning of the Israeli Companies Law, to our Board of Directors. In addition, in accordance with SEC rules, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our audit committee.

     A controlled company within the meaning of the NASDAQ Marketplace Rules, such as our company, is also exempt from the NASDAQ requirement regarding the process for the nomination of directors. We rely on the foregoing exemption and instead follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

     Set forth below is information about each nominee, including age, position(s) held with our company, their present principal occupation or employment, business history and other directorships held. For details about beneficial ownership of our shares held by any of these nominees, see below under the caption "Security Ownership of Certain Beneficial Owners and Management."

      Name                        Age     Position
      ----                        ---     --------
      David Assia...............   55     Chairman of the Board of Directors
      Guy Bernstein ............   37     Director
      Gad Goldstein.............   46     Director
      Naamit Salomon............   41     Director
      Yehezkel Zeira............   62     Director

Nominees For Election As Director For Terms Expiring In 2007

     David Assia, a co-founder of our company, has served as a director since our inception in 1983 and assumed the position of Chairman of our Board of Directors in January 2002, and he has served as our company's acting Chief Executive Officer since August 2005. Mr. Assia served as Chairman of our Board of Directors from 1986 until October 2000 and served as Vice Chairman of our Board of Directors from October 2000 until reassuming the position of Chairman of our Board of Directors in January 2002. From 1986 until September 1997, he served as our Chief Executive Officer. Mr. Assia was Managing Director of Mashov Computers Ltd. between 1980 and 1986 and has served as the chairman of its board of directors since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Ltd., Babylon Ltd., Radview Software, RRSat Global Communications Network Ltd., The Weitzman Institute of Sciences and The Israel Association of Software Houses. Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

     Guy Bernstein is a new nominee to our board of directors. Mr. Bernstein has served as the chief financial officer and a member of the board of directors of Emblaze Ltd. since April 2004. From 1999 to 2004, Mr. Bernstein served as Chief Financial and Operations Officer of our company. Mr. Bernstein also acted as the Interim Chief Executive Officer of two of our subsidiaries, Magic Software Enterprises (Israel) Ltd. and Coretech Consulting Group. From 1994 to 1997, Mr. Bernstein was Senior Manager for Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Bernstein is a Certified Licensed Public Accountant and holds a B.A. in accounting and economics from Tel Aviv University.

     Gad Goldstein has served as a director since December 1998. Mr. Goldstein has been president of Formula Systems since 1995. Prior thereto and since 1985, Mr. Goldstein was vice president-finance and a director of Formula Systems. Mr. Goldstein is chairman of the board of directors of Blue Phoenix Solutions Ltd. and a director of other companies within the Formula Systems group, including Matrix IT Ltd., Formula Vision Technologies Ltd. and Sapiens International Corporation N.V. Mr. Goldstein holds a B.A. degree in economics and an M.B.A. degree from Tel Aviv University.

     Naamit Salomon has served as a director since March 2003. Ms. Salomon has served as a vice president finance of Formula Systems since August 1997. Ms. Salomon also serves as a director of BluePhoenix Solutions Ltd. and Sapiens International Corporation N.V. From 1990 through August 1997, Ms. Salomon was a controller of two large privately held companies in the Formula Systems Group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an L.L.M. degree from Bar-Ilan University.

     Yehezkel Zeira has served as a director since August 2005. Mr. Zeira has been an independent information technologies consultant since 2001. From 2000 to 2001, Mr. Zeira served as Executive Vice President International of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., or ATL, and in 1982 he assumed the position of Chief Executive Officer of ATL. Mr. Zeira also serves as a director of Tim Computers and Systems Ltd., Kalanit Carmon

Software Services Ltd. and Dafron Ltd. Mr. Zeira is also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B.Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from Israel Institute of Technology, in Haifa, Israel and has participated in the Harvard Business School program for management development.

     Shareholders may vote in favor of the election of all the nominees named above, or may withhold their vote in respect of all or some of such nominees. Under the Israeli Companies Law, the affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the nominees named above as a director.

     The Board of Directors recommends a vote FOR the election of each of the nominees named above.


Audit Committee

     Our Audit Committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

     Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     Our Audit Committee consists of three board members who satisfy the respective "independence" requirements of the Securities Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our Audit Committee is currently composed of Messrs. Yigal Bar-Yossef, Yehezkel Zeira and Elan Penn. Mr. Yigal Bar-Yossef, an outside director, will cease to serve as a director of our company and a member of our Audit Committee as of the Meeting. Subject to the election by the shareholders at the Meeting of Mr. Itiel Efrat as an outside director (see Proposal 2), he will serve as a member of our Audit Committee. Mr. Itiel Efrat satisfies the respective "independence" requirements of the Securities Exchange Commission, NASDAQ and Israeli law. Our Audit Committee meets at least once each quarter.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of November 20, 2006 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                        Number of Ordinary Shares
Name                                                    Beneficially Owned (1)        Percentage of Ownership (1)(2)
----                                                    ----------------------        ------------------------------

Formula Systems (1985) Ltd. (3)(4).................            15,620,348                         50.02%
David Assia (5) ...................................             1,354,419                          4.34%
Dan Goldstein (4) .................................                    --                             --
Gad Goldstein (4) .................................                    --                             --
Naamit Salomon (4).................................                    --                             --
Yigal Bar-Yossef...................................                18,000                            (*)
Elan Penn..........................................                18,000                            (*)
Yehezkel Zeira.....................................                18,000                            (*)
All directors  and  executive  officers as a group
(8 persons) (6) ...................................             1,439,127                          4.61%


  ----------------

(*)  Less than 1%

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person or group holding such securities but are not deemed outstanding for computing the percentage of any other person or group.

     (2)  Based on 31,228,204 ordinary shares outstanding as of the record date.

     (3) The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

     (4) Each of Dan Goldstein, an officer and a director of Formula Systems and a director of our company, Gad Goldstein, a director of Formula Systems and a director of our company, and Naamit Salomon, an officer of Formula Systems and a director of our company, disclaim beneficial ownership of the 15,620,348 ordinary shares held by Formula Systems.

     (5) Includes 157,155 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $2.40 per share. Such options expire in March 2011.

     (6) Includes 244,063 ordinary shares issuable upon the exercise of currently exercisable options or which will first become exercisable within 60 days of the record date.

Executive Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005.


                                         Salaries, fees,
                                         commissions and    Pension, retirement
                                             bonuses        and similar benefits
                                         ---------------    --------------------
     All directors and executive
     officers as a group, then
     consisting of nine persons.......      $1,029,847               $82,315

     During the fiscal year ended December 31, 2005, we paid to each of our outside and independent directors an annual fee of approximately $7,446 and a per meeting attendance fee of approximately $280. Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.

     As of December 31, 2005, our directors and executive officers as a group, then consisting of nine persons, held options to purchase an aggregate of 241,863 ordinary shares, at exercise prices ranging from $0.8014 to $5.95 per share (after the dividend adjustment), vesting immediately. Of such options, options to purchase 2,779 ordinary shares expire in 2012, options to purchase 180,584 ordinary shares expire in 2013, options to purchase 2,500 ordinary shares expire in 2014 and options to purchase 56,000 options expire in 2015. All such options were granted under our 2000 Employee Stock Option Plan.

Stock Option Plans

1991 Stock Option Plan

     In 1991, we adopted our 1991 Employee Stock Option Plan, or the 1991 Plan. The 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares. The 1991 Plan had a 10-year term which ended on July 31, 2001. As of November 20, 2006, options to purchase 278,247 ordinary shares were outstanding under the 1991 Plan at an average exercise price of $3.13 per share. As of November 20, 2006, our executive officers and directors as a group, consisting of eight persons, did not hold any options to purchase ordinary shares under the 1991 Plan.

2000 Stock Option Plan

     Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares. In January 2004, our shareholders approved an amendment to our 2000 Plan to provide for the issuance thereunder of an additional 1,000,000 ordinary shares. In December 2005, our shareholders approved an amendment to our 2000 Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

     As of November 20, 2006, options to purchase 3,729,476 ordinary shares had been granted under the 2000 Plan, having an average exercise price of $2.00 per share. Of such options, options to purchase 2,094,566 ordinary shares are currently exercisable. Options to purchase 870,524 ordinary shares are available for future grant under the 2000 Plan. Of the outstanding options, options to purchase 244,063 ordinary shares were granted to our executive officers and directors under the 2000 Plan at an average exercise price of $2.00 per share and options to purchase 202,200 ordinary shares were exercised into ordinary shares by such persons.

Related Party Transactions

 Loan Agreement

     In October 2002, we entered into a loan agreement with Enformia Ltd., or Enformia, pursuant to which we agreed to furnish Enformia with a loan of up to $1.5 million to be used for the continued development of the Enformia intellectual property. Under the terms of this loan agreement, we were given an option to acquire up to a 51% interest in Enformia. As of December 2002, we invested $750,000 in Enformia. In May 2003, we entered into an agreement under which the loan was converted to consideration for the purchase of the Enformia intellectual property. According to the agreement, we will pay royalty fees for a period of four years for any sale attributed to the Enformia intellectual property that we purchased, and we also undertook to comply with all the terms required by the Chief Scientist in connection with its grants to Enformia. Through December 31, 2005, we paid or accrued royalties of $216,000 to Enformia.

     We believe that the terms of the transactions in which we have engaged and currently are engaged in with Enformia are beneficial and no less favorable to us than the terms which might be available to us from unaffiliated third parties. The Chairman of our Board of Directors holds a share interest of more than 5% in Enformia. Because of our Chairman's personal interest in Enformia, any future transactions and arrangements with Enformia require the approval of our Audit Committee and Board of Directors.

                         ELECTION OF AN OUTSIDE DIRECTOR
                           (Item 2 on the Proxy Card)

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time. The Israeli Companies Law defines the term "office holder" of a company to include any person who, either formally or in substance, serves as a director, the chief executive officer, the chief business manager, a vice president and any executive officer who reports directly to the general manager or chief executive officer of a company. In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time an outside director is to be appointed, all current members of a company's board of directors are of the same gender, then the outside director must be of the other gender.

     According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006 at least one of the outside directors must be an accounting and financial expert and all other outside directors must be professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law.

     Outside directors are elected by the shareholders. Outside directors serve for an initial three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     Mr. Elan Penn was elected as an outside director of our company at our 2005 annual general meeting of shareholders for an initial three-year term until our 2008 annual general meeting of shareholders and until his successor is elected and qualified, and thereafter his office as an outside director may be renewed for only one additional three-year term. Mr. Yigal Bar-Yossef was elected as an outside director of our company at our 2003 annual general meeting of shareholders for an initial three-year term until our 2006 annual general meeting of shareholders and until his successor is elected and qualified, and he will not be standing for election as an outside director for an additional three-year term.

     Accordingly, at the Meeting, shareholders will be asked to elect Mr. Itiel Efrat as an outside director of our company for a term of three years. Our Board of Directors has determined that Mr. Itiel Efrat qualifies as an outside director under the Israeli Companies Law.

         A brief biography of the nominee is set forth below:

     Itiel Efrat (42) is the founder and Co-Managing Director of ERB Ltd., a leading financial consulting firm, since 1995. Mr. Efrat is the founder and a member of the Board of Directors of ESOP-Excellence Trust Company since 2004. Mr. Efrat is a Certified Licensed Public Accountant and holds a B.A. in accounting and economics from Tel Aviv College of Management.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that Mr. Itiel Efrat be, and hereby is elected, as an outside director of Magic Software Enterprises Ltd. for a term of three years, unless his office is earlier vacated in accordance with applicable law."

Approval of the above resolution will require the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. Subject to the Israeli Companies Law, in the event that Mr. Efrat is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an outside director.

     The Board of Directors recommends a vote FOR the election of the nominee named above as an outside director.

Outside Director Continuing in Office

     Mr. Elan Penn, who was elected as an outside director of our company at our 2005 annual general meeting of shareholders for an initial three-year term, continues to serve our company as an outside director. A brief biography of Mr. Elan Penn follows.

     Elan Penn (55) has served as chief executive officer and Chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel, since 2001. From 2000 to 2001, Mr. Penn served as Vice President of Finance & Administration of A.I. Research & Development Ltd. Mr. Penn was Chief Executive Officer of Sivan Computer Training Company Ltd. during the years 1998 2000. From 1992 to 2000, Mr. Penn served as Vice President of Finance & Administration of Mashov
Computers Ltd., and from 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company's Vice President of Finance and Administration. Mr. Penn also serves as a director of Healthcare Technologies Ltd. Mr. Penn holds a Ph.D. in management science from the University of London and a B.A. degree in economics from the Hebrew University of Jerusalem.

                APPROVAL OF THE GRANT OF A BONUS TO OUR CHAIRMAN
                       AND ACTING CHIEF EXECUTIVE OFFICER
                           (Item 3 on the Proxy Card)

     The Israeli Companies Law requires that the terms of compensation for directors of a public company, such as our company, be approved by the audit committee, board of directors and shareholders, in that order.

     Mr. David Assia, a founder of our company, has served on our Board of Directors since our inception in 1983. Mr. Assia has served as the Chairman of our Board of Directors from 1986 until October 2000 and again since January 2002. Since 2005, Mr. David Assia has served as our company's acting Chief Executive Officer. Our Audit Committee and Board of Directors believe that it is necessary to grant the foregoing bonus to Mr. David Assia, so that he will be duly compensated for his time and contribution to the management and development of our company.

     Accordingly, subject to shareholder approval, our Audit Committee and Board of Directors have approved the payment of a bonus in the amount of $21,162 to Mr. Assia.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the grant of a bonus of $21,162 to Mr. David Assia, the Chairman of our Board of Directors, be, and hereby is, approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

              APPROVAL OF TERMS OF COMPENSATION OF OUR CHAIRMAN AND
                         ACTING CHIEF EXECUTIVE OFFICER
                           (Item 4 on the Proxy Card)

     The Israeli Companies Law requires that the terms of compensation for directors of a public company, such as our company, be approved by the audit committee, board of directors and shareholders, in that order.

     Mr. David Assia, a founder of our company, has served on our Board of Directors since our inception in 1983. Mr. Assia has served as the Chairman of our Board of Directors from 1986 until October 2000 and again since January 2002. Since 2005 Mr. Assia has served as our company's acting Chief Executive Officer. For the continuing contributions of Mr. Assia to the management and development of our company as its acting Chief Executive Officer, our Audit Committee and Board of Directors decided, subject to shareholder approval, to compensate him by approving the following terms of employment, effective as of January 1, 2006:

     1. Base compensation in a monthly cost to our company of $20,000 per month; and

     2.   Yearly Variable compensation, consisting of the greater of :

          a. 3% of the yearly net profit, not including intercompany transactions, of our subsidiary Magic Software Japan K.K plus 4% of the yearly net profit, not including intercompany transactions, of our subsidiary CarPro Systems Ltd.; or

          b.   3% of the operating profit of our company.

     All other terms of compensation of Mr. Assia's, as approved by our shareholders in the past, will remain unchanged.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

     "RESOLVED,  to approve the terms of  compensation  of Mr. David Assia,  our
     Company's  Chairman  and  acting  Chief  Executive  Officer,   as  follows,
     effective as of January 1, 2006:

     1. Base compensation in a monthly cost to our company of $20,000 per month; and

     2.   Yearly Variable compensation, consisting of the greater of :

          a. 3% of the yearly net profit, not including intercompany transactions, of our subsidiary Magic Software Japan K.K plus 4% of the yearly net profit, not including intercompany transactions, of our subsidiary CarPro Systems Ltd.; or

          b.   3% of the operating profit of our company."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon is required to approve the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

          APPOINTMENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
                           (Item 5 on the Proxy Card)

     Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent auditors in 1983. They served as our auditors until 1999 and were re-engaged to act as our independent auditors again beginning with the fiscal year ended December 31, 2001 and have served as our independent auditors for the fiscal years since 2001.

     At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our registered independent public accounting firm for the fiscal year ending December 31, 2006, pursuant to the recommendation of our Audit Committee and Board of Directors. In accordance with applicable law, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer in accordance to the volume and nature of their services. With respect to fiscal year 2005, we paid Kost Forer Gabbay & Kasierer approximately $170,000 for audit services, approximately $18,000 for tax related services and approximately $1,000 for other services mainly related to strategic consulting.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

     "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the registered independent public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2006, be and hereby is approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost Forer Gabbay & Kasierer will cease to act as our auditors, the Audit Committee will appoint other independent public accountants as our auditors.

     The Board of Directors recommends a vote FOR the foregoing resolution.

       REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT AND THE CONSOLIDATED
                              FINANCIAL STATEMENTS

     At the Meeting, our Auditor's Report and the Consolidated Financial Statements for the year ended December 31, 2005 will be presented. We will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

     Our Annual Report on Form 20-F for the year ended December 31, 2005, including our audited Consolidated Financial Statements, is available on our website, at www.magicsoftware.com.




                                            By Order of the Board of Directors,

                                            Amit Birk,
                                            Secretary

Dated: November 22, 2006

                                                                          Item 2

                         MAGIC SOFTWARE ENTERPRISES LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints David Assia and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 28, 2006 at 10:00 a.m. at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 5 SET FORTH ON THE REVERSE.



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                         MAGIC SOFTWARE ENTERPRISES LTD.

                                December 28, 2006

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS
                        AND "FOR" PROPOSALS 2 THROUGH 5.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

(1)  The election of five directors.

     [ ]     FOR ALL NOMINEES                        NOMINEES:

     [ ]     WITHHOLD AUTHORITY FOR ALL NOMINEES     ( )     David Assia
                                                     ( )     Guy Bernstein
     [ ]     FOR ALL EXCEPT                          ( )     Gad Goldstein
              (See instructions below)               ( )     Naamit Salomon
                                                     ( )     Yehezkel Zeira

INSTRUCTION:      To withhold  authority to vote for any individual nominee(s),
------------      mark "FOR ALL EXCEPT" and fill in the circle next to each
                   nominee you wish to withhold, as shown here: (X)

(2) To elect Itiel Efrat as an outside director for a term expiring at the Company's 2009 Annual General Meeting of Shareholders.

          [ ] FOR                 [ ] AGAINST              [ ] ABSTAIN

(3) To approve the grant of a bonus to Mr. David Assia, the Chairman of the Company's Board of Directors and acting Chief Executive Officer.

          [ ] FOR                 [ ] AGAINST              [ ] ABSTAIN

(4) To approve the terms of compensation of Mr. David Assia, the Chairman of the Company's Board of Directors and acting Chief Executive Officer.

          [ ] FOR                 [ ] AGAINST              [ ] ABSTAIN

(5) To ratify the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2006.

          [ ] FOR                 [ ] AGAINST              [ ] ABSTAIN


     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder _________________ Date __________
Signature of Shareholder _________________ Date __________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MAGIC SOFTWARE ENTERPRISES LTD.
                                            -------------------------------
                                                 (Registrant)



                                            By /s/David Assia
                                               --------------
                                               David Assia
                                               Chairman



Date: November 30, 2006